UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                   Tremisis Energy Acquisition Corporation II
                                (Name of Issuer)

                    Common stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    89472N101
                                 (CUSIP Number)

                                November 4, 2009
             (Date of event which requires filing of this statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)





                               (Page 1 of 8 Pages)
----------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89472N101                   13G                    Page 2 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Arrowgrass Capital Partners (US) LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                       Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                877,254
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                877,254
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                877,254
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                7.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89472N101                 13G                    Page 3 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                      Arrowgrass Capital Services (US) Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                877,254
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                877,254
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                877,254
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                7.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89472N101                 13G                    Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

          The name of the issuer is Tremisis Energy Acquisition Corporation II (the "Company").


Item 1(b).     Address of Issuer's Principal Executive Offices:

          The Company's principal executive offices are located at 545-7 Dogok-Dong, SoftForum B/D, 7th Floor, Gangnam-Gu, Seoul, South Korea 135-270.

Item 2(a).     Name of Person Filing:

          This statement is filed by:
          (i) Arrowgrass Capital Partners (US) LP, a Delaware limited partnership ("ACP"), with respect to the Common Stock directly owned by it; and
         (ii) Arrowgrass Capital Services (US) Inc., a Delaware corporation ("ACS"), with respect to the Common Stock directly owned by ACP.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

          The address of the business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c).     Citizenship:

          ACP is a limited partnership organized under the laws of the State of Delaware. ACS is a corporation organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

          Common stock, par value $.0001 per share (the "Common Stock").

CUSIP No. 89472N101                13G                       Page 5 of 8 Pages

Item 2(e).  CUSIP Number:

   89472N101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

         A.   Arrowgrass Capital Partners (US) LP
               (a) Amount beneficially owned: 877,254
               (b) Percent of class: 7.2%. The percentages used herein and in the rest of Item 4 are calculated based upon the 12,165,837 shares of Common Stock issued and outstanding as of August 17, 2009 as reported in the Form 10-Q filed by the Company on August 17, 2009.
               (c)(i) Sole power to vote or direct the vote: -0-
                 (ii) Shared power to vote or direct the vote: 877,254
                (iii) Sole power to dispose or direct the disposition: -0-
                 (iv) Shared power to dispose or direct the disposition: 877,254

CUSIP No. 89472N101                 13G                    Page 6 of 8 Pages


         B.   Arrowgrass Capital Services (US) Inc.
               (a) Amount beneficially owned: 877,254
               (b) Percent of class: 7.2%
               (c)(i) Sole power to vote or direct the vote: -0-
                 (ii) Shared power to vote or direct the vote: 877,254
                (iii) Sole power to dispose or direct the disposition: -0-
                 (iv) Shared power to dispose or direct the disposition: 877,254

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     ACS serves as the general partner of ACP. As such, it has the power to direct the affairs of ACP, including decisions with respect to the disposition of the proceeds from the sale of the shares of Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 89472N101                   13G                    Page 7 of 8 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 9, 2009

                                Arrowgrass Capital Partners (US) LP

                                     By:  Arrowgrass Capital Services (US) Inc.,
                                          its General Partner

                                          /s/ Sean Flynn
                                          -------------------------------------
                                          Name: Sean Flynn
                                          Title: Director


                                Arrowgrass Capital Services (US) Inc.

                                          /s/ Sean Flynn
                                          -------------------------------------
                                          Name: Sean Flynn
                                          Title: Director

CUSIP No. 89472N101                       13G                  Page 8 of 8 Pages



                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  November 9, 2009


                                Arrowgrass Capital Partners (US) LP

                                     By:  Arrowgrass Capital Services (US) Inc.,
                                          its General Partner

                                          /s/ Sean Flynn
                                          -------------------------------------
                                          Name: Sean Flynn
                                          Title: Director


                                Arrowgrass Capital Services (US) Inc.

                                          /s/ Sean Flynn
                                          -------------------------------------
                                          Name: Sean Flynn
                                          Title: Director